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                              August 21, 2023

       Jun Du
       Chief Financial Officer
       Sinopec Shanghai Petrochemical Company Limited
       No. 48 Jinyi Road
       Jinshan District, Shanghai, 200540
       People   s Republic of China

                                                        Re: Sinopec Shanghai
Petrochemical Company Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-12158

       Dear Jun Du:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 85

   1.                                                   Please supplementally
describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your determination. In
addition, please tell us whether you have relied upon third party certifications such as
affidavits as the basis for your disclosure.
 Jun Du
Sinopec Shanghai Petrochemical Company Limited
August 21, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Andrew Mew at 202-551-3377 with any questions.



                                                          Sincerely,
FirstName LastNameJun Du
                                                   Division of Corporation
Finance
Comapany NameSinopec Shanghai Petrochemical Company Limited
                                                   Disclosure Review Program
August 21, 2023 Page 2
cc:       Scott Lesmes, Esq.
FirstName LastName